

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 19, 2015

Zhongbo Jia
Chief Executive Officer
JACC Studios Inc.
18124 Wedge Pkwy, Ste 1050
Reno, NV 8951

      Re: JACC Studios Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed November 13, 2015
             File No. 333-207103

Dear Mr. Jia:

      Our preliminary review of your registration statement indicates that it fails to include financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                      Sincerely,

                      /s/ Kathleen Collins

                      Kathleen Collins
                      Accounting Branch Chief
                      Office of Information Technologies
                      and Services